# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MDA Space Ltd., CIK 0001857047
CUSIP: 55293N109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7500 Financial Drive, Brampton, Ontario Canada (A6), L6Y 6K7
Date of event which requires filing of this statement: 10/13/2026
Filed by CIK 0002156024
Persons authorized to receive notices and communications: MARISELLE A.S., U Rustonky 714/1, Karlin, Prague 8, Czech Republic (2N), 186 00, 420 273 162 150; Martin Smicka, Sr. Legal Couns, U Rustonky 714/1, Karlin, Prague 8, Czech Republic (2N), 186 00, 420 273 162 150

## Reporting persons
- MARISELLE A.S. (CIK 0002156024): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 15,356,219; shared voting power 0; sole dispositive power 15,356,219; shared dispositive power 0; aggregate amount beneficially owned 15,356,219 (9.5% of the class)
  Comment: Based on 162,063,406 common shares outstanding as reported on the Issuer's Current Report on Form 6-K, filed with the SEC on August 7, 2026.
- CZECHOSLOVAK GROUP: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: working capital (WC); sole voting power 15,356,219; shared voting power 0; sole dispositive power 15,356,219; shared dispositive power 0; aggregate amount beneficially owned 15,356,219 (9.5% of the class)
- MIROSLAV HOLAN: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 15,356,219; shared voting power 0; sole dispositive power 15,356,219; shared dispositive power 0; aggregate amount beneficially owned 15,356,219 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: MDA Space Ltd.
Address of issuer's principal executive offices: 7500 Financial Drive, Brampton, Ontario Canada (A6), L6Y 6K7
Comment: This statement relates to the common shares of MDA Space Ltd., a corporation organized under the laws of Ontario, Canada (the "Issuer"). The Shares (as defined herein) are listed on the New York Stock Exchange and the Toronto Stock Exchange. The address of the principal executive offices of the Issuer is 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7.

## Item 2. Identity and Background
Name of person filing: This statement is filed by Mariselle a.s., a joint-stock company (akciova spolecnost) organized under the laws of the Czech Republic and a party to an Amended and Restated Share Forward Transaction dated 27 July 2026 (as amended and restated on September 25, 2026) between Morgan Stanley Europe SE and Mariselle a.s. (the "Share Forward Transaction"); Czechoslovak Group a.s., a joint-stock company (akciova spolecnost) organized under the laws of the Czech Republic and the parent company and controlling shareholder of Mariselle a.s.; and Mr. Miroslav Holan, the Group Investment Manager of Czechoslovak Group a.s. (collectively, the "Reporting Persons"). By virtue of their respective positions in this control chain, each of Czechoslovak Group a.s. and Mr. Holan may be deemed to beneficially own the common shares of the Issuer that are the subject to the Share Forward Transaction (the "Shares").
Residence or business address: The address of each Reporting Person is U Rustonky 714/1, Karlin 186 00 Prague 8, Czech Republic.
Present principal occupation or employment: Mariselle a.s.'s principal business is investment holding. Czechoslovak Group a.s. is the parent company and controlling shareholder of Mariselle a.s. Mr. Holan's principal occupation is serving as Group Investment Manager of Czechoslovak Group a.s. The contact person for the Reporting Persons is Mr. Martin Smicka (Senior Legal Counsel).
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mariselle a.s. and Czechoslovak Group a.s. are organized under the laws of the Czech Republic. Mr. Holan is a citizen of the Czech Republic.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 15,356,219 Shares reported herein were acquired on October 13, 2026 upon physical settlement of the Share Forward Transaction at the average price of CAD 42.6903 per Share. The settlement of the Share Forward Transaction was funded with working capital of Czechoslovak Group, which is the parent company and controlling shareholder of Mariselle a.s. Mr. Holan, in his capacity as Group Investment Manager of Czechoslovak Group a.s directs investment decisions relating to the transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mariselle a.s. entered into the Share Forward Transaction for investment purposes and to obtain economic exposure to the Shares. Mr. Holan, in his capacity as Group Investment Manager of Czechoslovak Group a.s., directs investment decisions with respect to the investment. The Share Forward Transaction provided for cash settlement only, unless the Investment Canada Act approval was obtained, in which case physical settlement would be permitted upon election by Mariselle a.s., subject to other applicable conditions. The Investment Canada Act approval was obtained on 8 October 2026 and the option to exercise physical settlement of the Share Forward Transaction was exercised on 9 October, 2026. The settlement of the Share Forward Transaction occurred on October 13, 2026.

The Reporting Persons may evaluate their investment in the Issuer from time to time and may take such actions as they consider appropriate in light of market conditions, the Issuer's performance and other investment opportunities.

Except as set forth herein, the Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except as may occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of Shares beneficially owned by each of the Reporting Persons reported herein is based upon 162,063,406 common shares outstanding as reported on the Issuer's Current Report on Form 6-K, filed with the SEC on August 7, 2026.

As of the date hereof, each of Mariselle a.s., Czechoslovak Group a.s. and Mr. Holan may be deemed to beneficially own 15,356,219 Shares, constituting approximately 9.5% of the Shares outstanding.

The Shares reported herein are subject to the Share Forward Transaction. Each of Mariselle a.s., Czechoslovak Group a.s. and Mr. Holan may be deemed to have sole voting and dispositive power over 15,356,219 Shares for purposes of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Mariselle a.s., Czechoslovak Group a.s. and Mr. Holan may be deemed to have sole power to vote and dispose of the Shares reported herein.
Transactions in the class effected during the past sixty days: The 15,356,219 Shares reported herein were acquired on October 13, 2026 upon physical settlement of the Share Forward Transaction at the average price of CAD 42.6903 per Share.
Other persons with the right to receive dividends or sale proceeds: No person other than Mariselle a.s., Czechoslovak Group a.s. and Mr. Holan is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- MARISELLE A.S.: /s/ Petr Cibulka, Petr Cibulka/Member of the Administrative Board (10/14/2026)
- CZECHOSLOVAK GROUP: /s/ Ladislav Storek, Ladislav Storek/Vice-Chairman of the Board of Directors (10/14/2026)
- MIROSLAV HOLAN: /s/ Miroslav Holan, Miroslav Holan/Group Investment Manager (10/14/2026)